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                             May 2, 2024

       Wensheng Liu
       Chief Executive Officer
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Amendment No. 1 to
Annual Report on Form 20-F for Fiscal Year Ended
                                                            December 31, 2022
                                                            Filed April 11,
2023
                                                            File No. 001-41629

       Dear Wensheng Liu:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Annual Report on Form 20-F/A for the Year Ended December 31, 2022

       Part I
       Item 3. Key Information, page 1

   1. We note your response to comment 1 and reissue the comment in part. We also note your disclosure on page 34
that legal risks associated with being based in and having operations in China apply to
entities and businesses in mainland China rather than to entities or business in Hong Kong
and Macau. Please revise to disclose that the legal risks associated with operating in China
discussed in the annual report also apply to operations in Hong
                                                        Kong and Macau.
   2. We note your response to comment 5 and reissue the comment in part. Please provide a diagram of the company
 s corporate structure, identifying the person or entity that owns the equity in each
depicted entity and depicting the relationship with each VIE.
 Wensheng Liu
ETAO International Co., Ltd.
May 2, 2024
Page 2
3. We note your response to comment 6 and we reissue in part. Please refrain from using
      terms such as    we    or    our    when describing activities or
functions of a VIE. For
      example, and without limitation, we note on page 73 when discussing the activities of the Baihui (Beijing) Biotech Co., Ltd., you state "we will file an Investigational New Drug application" and "we will complete the New Drug Application and look to commercial production thereafter." Please revise your disclosure accordingly.
4. We note your response to comment 7 and reissue the comment in part. We note your disclosure, such as on page 58, that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise
(WFOE) and
      that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. Please revise your disclosure on page 1 to reflect this information. Please also revise your disclosure on page 1 to clarify, if true, that neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.
General

5. We note your response to prior comment 13 and your revised disclosure on page v and we reissue the comment in part. Please identify each officer and/or director located in China or Hong Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas O'Leary at 202-551-4451 or Jessica Ansart at 202-551-4511 with any other questions.



                                                              Sincerely,

FirstName LastNameWensheng Liu                                Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameETAO International Co., Ltd.
                                                              Services
May 2, 2024 Page 2
cc:       Joan Wu, Esq.
FirstName LastName